Agora to Acquire Easemob, a Leading Instant Messaging API Provider
January 27, 2021
SANTA CLARA, Calif., Jan. 27, 2021 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (“Agora” or the “Company”), a pioneer and leading platform for real-time engagement APIs, today announced that it has entered into a definitive agreement to acquire Easemob, a leading provider of instant messaging APIs and customer engagement cloud services in China, in an all-cash transaction.
“We are empowering developers to bring real-time engagement to more and more online activities,” said Tony Zhao, Founder, Chairman and CEO of Agora. “The primary ways for people to engage with others online are video, voice and messaging. We are the leader in video and voice, while Easemob is a leader in messaging. Easemob perfectly complements our product offerings and will accelerate the realization of our vision in making real-time engagement ubiquitous. We are thrilled to welcome Easemob to the Agora family.”
“Easemob is a company founded by developers and for developers,” said Johnson Ma, Co-Founder and CEO of Easemob. “We have known Tony for a long time and are impressed by how persistently Agora has applied the same ‘developer first’ philosophy. By joining forces, we believe that we will be able to provide developers with not only the most complete real-time engagement API portfolio on the market, but a truly seamless integration of video, voice and messaging to enable them to create unique user experiences with speed and agility.”
The transaction is expected to close during the first quarter of 2021, subject to the satisfaction of customary closing conditions. There is no assurance that the transaction will be completed within the anticipated timeframe, or at all. Shareholders are cautioned not to place undue reliance on this announcement.
About Easemob
Founded in 2013, Easemob (also known as “Huanxin”) is a leading provider of Instant Messaging (IM) APIs and customer engagement cloud services in China. Easemob’s IM APIs allows developers to easily embed instant messaging into any application and have consistently ranked as the top IM APIs based on mobile penetration rates in China. Easemob’s customer engagement cloud is a Software-as-a-Service product enabling businesses to engage with their users and customers through chat, calls or chatbot.
About Agora
Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any application, anytime and anywhere. Agora’s platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video and voice engagement experiences into their applications.
Safe Harbor Statement

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties that are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.
For more information, please visit: www.agora.io.
Investor Contact:
Fionna Chen
investor@agora.io

Media Contact:
Suzanne Nguyen
press@agora.io